Exhibit 99.1

Sogou Enters into Definitive Agreement for Going-Private Transaction

BEIJING, China, September 29, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited (“TML”) (THL, Parent, and TML, collectively, the “Tencent Parties”), each of which is a direct or indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), pursuant to which Parent will be merged with and into the Company in an all-cash transaction (the “Merger”), and the Company will become an indirect wholly-owned subsidiary of Tencent.

Upon the effectiveness of the Merger, outstanding Class A ordinary shares of the Company (each a “Class A Ordinary Share”), including Class A Ordinary Shares represented by American depositary shares (“ADSs”), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right for the holders thereof to receive $9.00 in cash per share or ADS (the “Merger Consideration”).

Also pursuant to the Merger Agreement, each outstanding and fully-vested option (each, a “Vested Option”) to purchase Class A Ordinary Shares will be cancelled simultaneously with the effectiveness of the Merger in exchange for the holder’s right to receive an amount in cash determined by multiplying (x) the excess, if any, of $9.00 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option. Each outstanding option to purchase Class A Ordinary Shares that is not vested (each, an “Unvested Option”) will be cancelled simultaneously with the effectiveness of the Merger in exchange for the holder’s right to receive a restricted cash award (“RCA”) in an amount in cash that is the equivalent of the product of (i) the excess, if any, of $9.00 over the applicable exercise price of such Unvested Option, and (ii) the number of Class A Ordinary Shares underlying such Unvested Option. Outstanding Restricted Shares (as defined in the Merger Agreement), including Restricted Shares represented by ADSs, will be cancelled simultaneously with the effectiveness of the Merger in exchange for the holder’s right to receive an RCA in an amount of $9.00 cash per Restricted Share. RCAs so issued will continue to be subject to the same vesting conditions as were applicable to the corresponding Unvested Options and Restricted Shares.

The Merger Consideration represents a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal from Tencent, and a premium of 83.0% to the volume-weighted average price during the last 30 trading days prior to the Company’s receipt of the “going-private” proposal.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

On or about the same time as the Company entered into the Merger Agreement, Sohu.com Limited (“Sohu”) (NASDAQ: SOHU), which is currently the Company’s indirect controlling shareholder through Sohu’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Sohu Search entered into a share purchase agreement with Parent, pursuant to which Sohu Search has agreed to sell all of the Class A Ordinary Shares and Class B ordinary shares of the Company (each a “Class B Ordinary Share”) owned by it to Parent (the “Share Purchase”). Also on or about the same time, THL and Parent entered into a contribution agreement, pursuant to which THL has agreed to contribute all of the Class B Ordinary Shares of the Company owned by it to Parent (the “Share Contribution”).  Each of the closing of the Share Purchase and the closing of the Share Contribution is expected to take place shortly prior to the completion of the Merger.

Following the completion of the Share Purchase and the Share Contribution, Parent will hold not less than 90% of the voting power represented by all issued and outstanding shares of the Company. Accordingly, it is intended that the Merger will be in the form of a short-form merger of Parent with and into the Company in accordance with section 233(7) of the Companies Law of the Cayman Islands, and shareholder approval of the Merger Agreement and the Merger will not be required.

The Merger is currently expected to close in the fourth quarter of 2020. If completed, the Merger will result in the Company becoming a privately-held indirect wholly-owned subsidiary of Tencent, the Company’s ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.

Duff & Phelps, LLC is serving as independent financial advisor to the Special Committee and Goulston & Storrs PC is serving as U.S. legal counsel to the Special Committee.

The validity of the Merger and certain other legal matters with respect to Cayman Islands law are being passed upon and advised for the Company by Conyers Dill & Pearman.

Goldman Sachs (Asia) L.L.C. is serving as financial advisor to the Tencent Parties and Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Tencent Parties.

The validity of the Merger and certain other legal matters with respect to Cayman Islands law are being passed upon and advised for the Tencent Parties by Walkers (Hong Kong).

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare, file with the SEC, and mail to the Company’s shareholders and ADS holders a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. Prospective investors and current shareholders of the Company are urged to read carefully and in their entirety the Schedule 13E-3 and other materials when they become available, as they will contain important information about the Company, the Merger, and related matters. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Serena Liu

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com